José Antonio González Chief Financial Officer Casa del abuelo, Mexico Exhibit 3

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

1) Debt as of December 31, 2017 on a pro-forma basis reflecting the $350 million cash reserve created in December 2017 and Revolving Credit Facility used on January 2018 for the redemption of the 4.750% senior secured notes due 2022 2) Leverage calculated in accordance to the 2017 Bank Agreement Significant progress in deleveraging ‘13 $6.5 B (37%) ‘16 ‘17 ‘14 ‘15 Total Debt + Perpetuals ($ B)(1) ‘17 ‘15 ‘14 ‘16 ‘13 (1.64x) (30%) Bank Agreement Leverage(2) ~$600 M () ‘16 ‘15 ‘14 ‘13 ‘17 Cash Interest ($ M)

We have significantly reduced our investment in working capital Not yet due AR ratio improved from 66% to 77% Securitized A/R represents ~35% of total A/R at EoY 2017 Optimization of inventory management (M tons) Cement: from 18 to 13 Aggregates: from 37 to 26 A/R A/P Other $ B Avg. Working Capital Balance in $ B (2014 vs. 2017) Avg. WC Balance ’17 $1.7 $1.0 ($2.1) ($0.8) ($0.2) Working capital improvements (2014 vs. 2017)

CEMEX DAY 2018

Achieved our 2017 financial objectives

	Objectives	Result
Bank debt	• Extend tenor • Increase size • Reduce cost • Improve flexibility • Diversify currency exposure	✓
Public debt	• Paydown \$3 B • Opportunistic new issuance • Improve indenture flexibility	✓
Equity	• Address ~50% of 2018 convertible notes • Monetize capped call (\$100 M) • Monetize direct stake in GCC (\$376 M)	✓
FX hedge	• Hedge EM currency exposure using MXN as proxy (\$1.2 B notional and avg. life of ~1 year) • Continue rolling over FX forwards during 2018	✓

CFO I 5

Addressed all of our debt maturities over next 24 months Dec 2016 Dec 2017 YoY Total debt + perps $13.1 $11.0 ($2.1) Avg. cost 5.9% 5.1% (0.8%) Revolving tranche $0.8 $1.1 $0.3 Total Debt + Perps as of Dec. 31, 2017 Proforma(1) Bank Debt Public Debt Convertibles Billions of USD 0.8 0.0 1.4 1.2 0.7 1.1 0.4 2.0 1.0 2.5 $1.1 B availability under Revolving tranche of Bank Agreement as of Dec. 31, 2017 Debt as of December 31, 2017 on a pro-forma basis reflecting the $350 million cash reserve created in December 2017 and Revolving Credit Facility used on January 2018 for the redemption of the 4.750% senior secured notes due 2022

1) Includes other currencies from Croatia, Czech Republic, Norway and Poland Note: EBITDA and assets figures as of EoY 2017. Proforma debt figures after payment of 4.75% Euro Note 2022 during Jan. 2018 Efficient funding sources, currency and interest rate mix 3% $ B $ B (1) Other $ B

1) For two consecutive fiscal quarters, while maximum leverage set at 4.25x Note: Leverage as used on this slide refers to Bank Agreement leverage We are evolving our debt framework towards investment grade characteristics Immediate cost reduction of 50bps, further reduction depending on leverage Increased committed revolving tranche of Bank Agreement ($1.1 B) Dividend and share buy back permitted ($200 M per year if leverage <4.0x) At CEMEX’s option, most restrictions fall away with leverage <3.75x(1) Security release when leverage ratio <3.50x(1) for 2 consecutive quarters Bank debt Public debt New documentation incorporates additional operational/financial flexibility Dividend and share buyback flexibility in line with bank debt Most restrictions fall away when leverage <3.75x Most recent refinancing in Euros in December was done at a 2.75% coupon, 41% lower than previous coupon

1) Source: Companies’ financial statements as of Sep’17 and Dec’17 as available 2) If split rating, the highest is shown 3) Net financial leverage for CEMEX calculated as Net debt plus perpetual notes divided by EBITDA calculated in accordance with IFRS We are approaching investment grade metrics BBB+ BBB- BB+ B+ BB BB- BBB Net Financial Leverage(1) Fitch / S&P(2) Dec’14 (3) Other rating drivers: Size Diversification Operating efficiency Market position Financial policy Other Peers Other LATAM industrials Dec’17 (3)

Proposing new capital allocation tools to deliver value creation in the future Share buy back Share increase Take advantage of recent change in Mexican Securities Law Achieve equal footing with international peers Gain flexibility to fund investment opportunities Another way to return value to shareholders Program provides flexibility Current $200 M annual limit in Bank Agreement Recovering investment grade capital structure remains our top priority

Investment grade capital structure is our priority Achieve / maintain investment grade capital structure Reduce debt Share buy back Invest in growth opportunities 4.0x 3.0x Up to $200 M > $200 M and/or dividend policy Leverage target up to 3.5x + equity funding Leverage target up to 3.5x Lever CX legacy up to 3.5x equity if needed Leverage Leverage target up to 3.5x + equity if needed Leverage target and/or CX up to 3.5x FCF/equity if needed

Maintain focus on recovering investment grade credit metrics Continue driving a prudent financial strategy Sustain efficient working capital management What you should expect from us